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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 2

                                       TO

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                         NATIONAL EDUCATION CORPORATION
                           (NAME OF SUBJECT COMPANY)

                         NATIONAL EDUCATION CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    63577110
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                            PHILIP C. MAYNARD, ESQ.
                         NATIONAL EDUCATION CORPORATION
                          2601 MAIN STREET, SUITE 700
                            IRVINE, CALIFORNIA 92614
                                 (714) 474-9400
                (NAME AND ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS ON
                   BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH A COPY TO:

                              ALVIN G. SEGEL, ESQ.
                              IRELL & MANELLA LLP
                      1800 AVENUE OF THE STARS, SUITE 900
                       LOS ANGELES, CALIFORNIA 90067-4276
                                 (310) 277-1010

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     This Statement, which is being filed by National Education Corporation, a
Delaware corporation, constitutes Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 ("Schedule 14D-9"), filed with the Securities and Exchange Commission (the "Commission") on May 2, 1997, with respect to the Offer (as defined below). The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-9.

ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is National Education Corporation, a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 2601 Main Street, Suite 700, Irvine, California 92614. The title of the class of equity securities to which this Statement relates is the common stock, par value $.01 per share, of the Company (the "Shares").

ITEM 2. TENDER OFFER OF THE PURCHASER.

     This Statement relates to a tender offer by Harcourt General, Inc., a Delaware corporation ("Harcourt"), and Nick Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Harcourt (the "Purchaser"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated April 21, 1997 (the "Schedule 14D-1"), as amended by Amendment No. 1 to Schedule 14D-1, dated May 2, 1997, Amendment No. 2 to Schedule 14D-1, dated May 13, 1997 and Amendment No. 3 to Schedule 14D-1, dated May 14, 1997, to purchase all outstanding Shares at $21.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 21, 1997, as amended and supplemented by the Supplement thereto dated May 14, 1997 (the "Supplement"), and the related Letter of Transmittal (which together constitute the "Offer").

     Based on the information in the Schedule 14D-1, the principal executive offices of each of Harcourt and the Purchaser are located at 27 Boylston Street, Chestnut Hill, Massachusetts 02167.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) Each material contract, agreement, arrangement and understanding between the Company or its affiliates and its executive officers, directors or affiliates is described in the attached Schedule I or set forth below. The Company is a party to the Agreement and Plan of Merger dated May 12, 1997 among the Company, the Purchaser and Harcourt (the "Harcourt Merger Agreement"), and the Letter Agreement and Mutual Release dated May 12, 1997 among the Company, Sylvan Learning Systems, Inc. ("Sylvan") and Harcourt (the "Settlement Agreement") copies of which are filed as Exhibits (c)(7) and (c)(8), respectively, to this Statement and incorporated herein by reference in their entirety. Other than the Harcourt Merger Agreement and the Settlement Agreement, there are no material contracts, arrangements or understandings between the Company or its affiliates and Harcourt, its executive officers, directors or affiliates.

                         THE HARCOURT MERGER AGREEMENT

     The following summary of the Harcourt Merger Agreement is qualified in its entirety by reference to the Harcourt Merger Agreement. Capitalized terms used and not otherwise defined have the meaning ascribed to them in the Harcourt Merger Agreement.

     The Offer. In the Harcourt Merger Agreement, the Purchaser has agreed subject to certain conditions to, among other things, amend the Offer (i) to increase the purchase price offered to $21.00 per Share, (ii) to modify the conditions of the Offer to conform to the Tender Offer Conditions (as defined in and set forth in the Introduction and Section 6 of the Supplement) and (iii) to extend the Offer to May 27, 1997. The obligations of the Purchaser to accept for payment any Shares tendered will be subject to the satisfaction of the Tender Offer Conditions any of which may be waived; provided, however, that, without the consent of the Company, the Purchaser will not (i) reduce the Offer Price,
(ii) change the form of consideration payable in

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the Offer (other than by adding consideration), (iii) reduce the number of
Shares to be purchased in the Offer or (iv) impose conditions to the Offer in addition to the Tender Offer Conditions which are adverse to the holders of the Shares. Subject to the terms and conditions of the Harcourt Merger Agreement, and unless the Company otherwise consents in writing, Harcourt and the Purchaser agree that the Purchaser will accept for payment and pay for Shares as soon as it is permitted to do so under applicable law, subject to the prior satisfaction of the Tender Offer Conditions. Notwithstanding the foregoing, the Purchaser may extend the Offer, notwithstanding the prior satisfaction of the Tender Offer Conditions, for up to five business days and then thereafter on a day-to-day basis for up to another five business days if as of the expiration date of the Offer (including as a result of any extensions thereof), there shall have been tendered more than 80% but less than 90% of the outstanding Shares so that the Merger could not be effected without a meeting of the Company's stockholders in accordance with the applicable provisions of the DGCL; provided that, after the initial extension pursuant to this sentence, the Offer shall not be subject to any conditions other than (i) the conditions set forth in clauses (a)(i) or (ii) or (d)(ii) of the Tender Offer Conditions and (ii) the absence of any intentional breach by the Company of the representations, warranties, covenants or agreements set forth in the Harcourt Merger Agreement which has a material adverse effect on the business, assets (whether tangible or intangible), financial condition, results of operations or business prospects of the Company and its subsidiaries, taken as a whole.

     Pursuant to the Harcourt Merger Agreement, the Company has approved and consented to the Offer and represented and warranted that (a) its Board of Directors (at a meeting duly called and held on May 9, 1997) has unanimously (1) determined that the Offer and the Merger are fair to and in the best interests of the holders of Shares, (2) approved the Harcourt Merger Agreement, the Offer and the Merger, (3) resolved to recommend acceptance of the Offer by the stockholders of the Company and approval and adoption of the Harcourt Merger Agreement and the Merger by the stockholders of the Company, and (4) taken all other action necessary to render Section 203 of the Delaware General Corporation Law ("DGCL") inapplicable to the Offer and the Merger; and (b) BZW has delivered to the Board of Directors of the Company its opinion that the consideration to be received by the holders of Shares (other than Harcourt and the Purchaser) pursuant to the Offer and the Merger is fair to the holders of Shares from a financial point of view.

     The Merger. The Harcourt Merger Agreement provides that at the Effective Time the Purchaser will be merged with and into the Company. By virtue of the Merger, at the Effective Time, each outstanding Share (other than (i) any Shares which are held by any direct or indirect wholly-owned subsidiary of the Company or in the treasury of the Company, or which are held by Harcourt or any of its direct or indirect wholly-owned subsidiaries (including the Purchaser), all of which will be canceled, and (ii) Dissenting Shares) will be cancelled and converted into the right to receive an amount in cash, without interest, equal to the price paid for each Share pursuant to the Offer (the "Merger Consideration") payable to the holder thereof less any required withholding taxes. At the Effective Time, each share of outstanding common stock of the Purchaser will become one share of common stock of the Company (the "Surviving Corporation"). Immediately prior to the Effective Time, each outstanding option of the Company exercisable into Shares, whether or not then exercisable, shall be cancelled by the Company, and the holder thereof shall be entitled to receive at the Effective Time or as soon as practicable thereafter from the Company in consideration of such cancellation an amount in cash equal to the product of (a) the number of Shares previously subject to such outstanding option and (b) the excess, if any, of the Merger Consideration over the exercise price per Share previously subject to such outstanding option. For a description of certain rights available to stockholders upon consummation of the Offer or the Merger, see Section 11 of the Offer to Purchase.

     Agreements of the Company, the Purchaser and Harcourt. In the Harcourt Merger Agreement, the Company has agreed that during the period from the date of the Harcourt Merger Agreement to the earlier of termination of the Harcourt Merger Agreement or the Effective Time, except as otherwise approved in writing by Harcourt, the Company and each of its subsidiaries will conduct their respective business only in the ordinary course of business consistent with past practice and will use all reasonable efforts consistent with past practices and policies to preserve intact their respective business organization (including the services of their existing employees) and preserve their relationships with customers, suppliers and others having business

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dealings with them, to the end that their goodwill and ongoing business shall be unimpaired at the Effective Time.

     The Harcourt Merger Agreement provides that neither the Company nor any of its subsidiaries will (i) amend or propose to amend its Certificate of Incorporation or By-Laws; (ii) authorize for issuance, issue or sell any shares of its stock (other than in connection with the conversion of the Debentures outstanding on May 12, 1997 (the "Outstanding Debentures") and the exercise of currently outstanding stock options) or any of its other securities or equity equivalents, or make any amendments to such securities; (iii) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution in respect of its capital stock, or redeem or otherwise acquire any of its securities or any securities of the Company's subsidiaries, except that the Company may repurchase Outstanding Debentures to the extent necessary to satisfy its 1997 sinking fund obligation under the indenture by which the Debentures were issued; (iv) (A) incur or assume any debt or issue any debt securities except for borrowings under existing lines of credit in the ordinary course of business; (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person or entity except in the ordinary course of business consistent with past practice, and except for obligations of wholly-owned subsidiaries of it; (C) make any loans, advances or capital contributions to, or investments in, any other person or entity (other than to wholly-owned subsidiaries of it or advances to employees in the ordinary course of business consistent with past practice and in amounts not material to the maker of such loan or advance); (D) pledge or otherwise encumber shares of its capital stock or any of its subsidiaries; or (E) mortgage or pledge any of its material assets, or create or suffer to exist any material lien thereupon;
(v) except as may be required by law or as contemplated by the Harcourt Merger Agreement or subject to certain exceptions, enter into, adopt or amend or terminate any bonus, profit sharing, compensation, severance, termination, stock option, stock appreciation right, restricted stock, performance unit, stock equivalent, stock purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the benefit or welfare of any director, officer, employee or former employee or independent contractor in any manner, or (except for normal increases in the ordinary course of business consistent with past practice that, in the aggregate, do not result in a material increase in benefits or compensation expense to it and as required under existing agreements) increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan and arrangement as in effect as of May 12, 1997; (vi) acquire, sell, lease, license to others or dispose of any assets outside the ordinary course of business which individually or in the aggregate are material to the Company and its subsidiaries, or enter into any commitment or transaction outside the ordinary course of business consistent with past practice which would be material to the Company and its subsidiaries; (vii) except as may be required as a result of a change in law or in generally accepted accounting principles, change any of the accounting principles or practices used by it; (viii) revalue in any material respect any of its assets, including, without limitation, writing down the value of inventory or writing-off notes or accounts receivable other than in the ordinary course of business; (ix) (A) subject to certain exceptions, acquire or agree to acquire any corporation, partnership or other business organization or division thereof or any equity interest therein; (B) enter into any contract or agreement other than in the ordinary course of business consistent with past practice which would be material to it; (C) authorize any new capital expenditure or expenditures which, individually, is in excess of $250,000 or, in the aggregate, are in excess of $2,500,000; or (D) enter into or amend any contract, agreement, commitment or arrangement providing for the taking of any action that would be prohibited by the Harcourt Merger Agreement; (x) make any tax election or settle or compromise any income tax liability material to the Company; (xi) pay, discharge or satisfy any claims, liabilities or obligations, other than the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected or reserved against in, or contemplated by, the consolidated financial statements (or the notes thereto) of the Company and the Company's subsidiaries or incurred in the ordinary course of business consistent with past practice or customary fees and expenses relating to the transactions contemplated by the Merger Agreement; (xii) settle or compromise any pending or threatened suit, action or claim relating to the transactions contemplated by the Harcourt Merger Agreement; or (xiii) take, or agree to take, any of the foregoing actions or any action which would make any of the representations or warranties of the Company untrue or incorrect as of the date when made.

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     The Harcourt Merger Agreement provides that promptly after the consummation of the Offer, unless the Merger is effected under Section 253 of the DGCL (the "short form merger provisions"), the Company will convene a meeting of its stockholders for the purpose of voting upon the Harcourt Merger Agreement and the Merger. Unless the Company's Board of Directors has received the written opinion of Irell & Manella LLP to the effect that the taking of any of the following actions would constitute a violation of the Board of Directors' fiduciary responsibilities to the holders of the Shares under applicable law, the Company has agreed to (A) include in the Proxy Statement (i) the recommendation of its Board of Directors that holders of the Shares approve and adopt the Harcourt Merger Agreement and approve the Merger and (ii) the written opinion of BZW that the consideration to be received by such holders (other than Harcourt and the Purchaser) pursuant to the Merger is fair to such holders and
(B) use its reasonable best efforts to obtain the necessary approval and adoption of the Harcourt Merger Agreement and the Merger by its stockholders.
For a description of the short-form merger provisions, which under certain circumstances could be applicable to the Merger, see Section 11 of the Offer to Purchase.

     The Harcourt Merger Agreement provides that, unless the Merger is effected pursuant to the short form merger provisions, as promptly as practicable following Harcourt's request, the Company will prepare and file a preliminary proxy statement with the Commission and will use its reasonable best efforts to have it cleared by the Commission at the earliest practicable time.

     Pursuant to the Harcourt Merger Agreement, promptly following the purchase by the Purchaser of Shares pursuant to the Offer, the Purchaser will be entitled to designate up to such number of directors, rounded up to the next whole number, of the Company as will give the Purchaser representation on the Board of Directors equal to the product of the total number of directors on the Board of Directors of the Company (giving effect to the directors elected pursuant to the Merger Agreement) multiplied by the percentage that the aggregate number of Shares beneficially owned by the Purchaser and its affiliates bears to the total number of Shares then outstanding. At such times, the Company will use its best efforts to cause persons designated by the Purchaser to constitute the same percentage as is on the Board of Directors of the Company of (i) each committee of the Board of Directors of the Company, (ii) each board of directors of each domestic subsidiary of the Company and (iii) each committee of each such board. Until the Effective Time, the Company will use its reasonable best efforts to ensure that all the members of the Board of Directors of the Company as of the date of the Merger Agreement who are not employees of the Company will remain members of the Board of Directors of the Company. For a further discussion of the possible designation by the Purchaser, pursuant to the Harcourt Merger Agreement, of persons to be elected to the Board of Directors, see Schedule II to this Statement.

     The Company has agreed to take all actions required pursuant to Section 14(f) and Rule 14f-1 under the Exchange Act in order to fulfill its obligations under the Harcourt Merger Agreement described in the preceding paragraph and will include in the Schedule 14D-9 or a separate Rule 14f-1 information statement provided to stockholders such information with respect to the Company and its officers and directors and affiliates required by Section 14(f) and Rule 14f-1 under the Exchange Act.

     Following the appointment of the Purchaser's designees as described above and prior to the Effective Time, any amendment (or recommendation thereof) by the Board of Directors of the Company of the Harcourt Merger Agreement, the Certificate of Incorporation or By-Laws of the Company, any termination of the Harcourt Merger Agreement by the Company, any extension by the Company of the time for the performance of any obligations or other acts of the Purchaser or waiver of any of the Company's rights thereunder, and any other consent or action by the Board of Directors of the Company thereunder, will require the concurrence of a majority of the directors of the Company then in office who are not designated by the Purchaser.

     Pursuant to the Harcourt Merger Agreement, from the date of the Harcourt Merger Agreement to the Effective Time, the Company will afford Harcourt and its representatives and advisers reasonable access to the officers, employees, agents, properties, offices, plants and other facilities and to all books and records of the Company and its subsidiaries, and shall furnish Harcourt with such financial, operating and other data and information as Harcourt may from time to time reasonably request.

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     Under the Harcourt Merger Agreement, the Company has agreed that it, its affiliates and their respective officers, directors, employees, representatives and agents (i) will immediately cease any existing discussions or negotiations with any parties with respect to any acquisition (other than the transactions contemplated by the Harcourt Merger Agreement) of all or any material portion of the assets of, or any equity interest in, the Company or any of its subsidiaries or any business combination with the Company or any of its subsidiaries, (ii) will not, directly or indirectly, solicit, initiate, encourage, or furnish information in response to any inquiries or proposals that constitute, or could reasonably be expected to lead to, a proposal or offer for a merger, consolidation, business combination, sale of substantial assets, sale of shares of capital stock (including without limitation by way of a tender offer or similar transactions involving the Company) (any of the foregoing transactions being referred to as an "Acquisition Transaction"), (iii) will not engage in negotiations or discussions concerning, or provide any non-public information to any person or entity relating to, any Acquisition Transaction, and (iv) will not agree to, approve or recommend any Acquisition Transaction; except, with respect to clauses (ii) (as to the furnishing of information only), (iii) and (iv), where any such person or entity has submitted a written proposal to the Company's Board of Directors relating to an Acquisition Transaction and the Company's Board of Directors has received the written opinion of Irell & Manella LLP to the effect that the failure of the Company's Board of Directors to so act would constitute a violation of the Board of Directors' fiduciary responsibilities to the holders of the Shares under applicable law (it being understood that for this purpose, the failure to respond to an Acquisition Proposal which in the judgment of the Company's Board of Directors and BZW is superior, from a financial point of view, to the Company's stockholders may be deemed to be a breach of such fiduciary duty). If the Company nevertheless receives any indications of interest or proposals with respect to any Acquisition Transactions, it will provide a copy of any such written proposal to the Purchaser immediately after receipt thereof by the Company or any of its representatives or agents, will notify Harcourt immediately if any such proposal (whether oral or written) is made and will keep Harcourt promptly advised of all developments which could reasonably be expected to culminate in the Board of Directors of the Company withdrawing, modifying or amending its recommendation of the Offer, the Merger and the other transactions contemplated by the Harcourt Merger Agreement. Except with Harcourt's consent, the Company has agreed not to release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which the Company is a party.

     The Harcourt Merger Agreement provides that each of the Company, Harcourt and the Purchaser will cooperate and use their respective reasonable best efforts to take all appropriate action to consummate the Merger, including cooperation in the preparation and filing of the Offer Documents, the Schedule 14D-9, the Proxy Statement, any required filings under the HSR Act, any required foreign filings and obtaining all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with the Company and its subsidiaries as are necessary for consummation of the Merger and fulfillment of the conditions to the Offer and the Merger.

     Certain Employee Benefits Matters. In the Harcourt Merger Agreement, Harcourt and the Company agreed that (i) the condition in Section 8 of the Company's supplemental executive retirement plan, as amended (the "SERP"), that a participant's employment with the Company must be terminated voluntarily or involuntarily within two years of a change of control in order to receive accelerated vesting and payout of SERP retirement benefits will be waived for Gary Keisling and Charles Moran; (ii) Messrs. Keisling and Moran will be entitled to payment of SERP retirement benefits, with interest from the consummation of the Offer, only when their employment terminates; (iii) there will be no further accrual of additional benefits under the SERP from and after the consummation of the Offer with respect to Messrs. Keisling and Moran and
(iv) Messrs. Keisling and Moran will not participate in any of Harcourt's retirement plans. In addition, Harcourt and the Company acknowledged that the option committee of the board of directors of Steck-Vaughn Publishing Corp. ("SVPC") may amend all options exercisable for common stock of SVPC to provide for the acceleration of vesting and the mandatory cash-out of such options upon the initiation of any going-private transaction for SVPC.

     Indemnification; Directors' and Officers' Insurance. The Harcourt Merger Agreement provides that the Company will, and Harcourt will cause the Surviving Corporation to, from and after the Effective Time, indemnify, defend and hold harmless each person who was, or has been at any time prior to the date of the

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Harcourt Merger Agreement or who becomes prior to the Effective Time, an officer or director of the Company or any of its subsidiaries against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement with the approval of the indemnifying party (which approval shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer, of the Company or any of its subsidiaries, whether pertaining to any matter existing or occurring at or prior to the Effective Time and whether asserted or claimed prior to, or at or after, the Effective Time.

     For a period of five years after the Effective Time, Harcourt will cause the Surviving Corporation to use reasonable efforts to maintain in effect, if available, directors' and officers' liability insurance covering those persons who are currently covered by the Company's directors' and officers' liability insurance policy on terms and in an amount comparable to those now applicable to directors and officers of the Company; provided, however, that in no event shall the Surviving Corporation be required to expend in any year in excess of 125% of the current premium being paid by the Company for such coverage.

     Disposition of Litigation. The Company will give Harcourt the opportunity to participate in the defense or settlement of any litigation against the Company or any of its subsidiaries and their respective directors; provided, however, that no such settlement shall be agreed to without Harcourt's consent, which consent shall not be unreasonably withheld.

     Postponement of SVPC Annual Meeting. The Company will as soon as possible cause SVPC to indefinitely postpone its annual meeting of stockholders currently scheduled for May 29, 1997, and will cause SVPC to take no action unless compelled by legal process to reschedule such annual meeting or to call a special meeting of stockholders of SVPC except in accordance with the Harcourt Merger Agreement unless and until the Harcourt Merger Agreement has been terminated in accordance with its terms.

     Representations and Warranties. The Harcourt Merger Agreement contains customary representations and warranties with respect to the Company, including with respect to the Company's and SVPC's financial statements and financial condition; the accuracy of the documents and reports filed by the Company and SVPC with the Commission; the absence of any material undisclosed liabilities; the absence of certain changes or events which could have a material adverse effect on the business, assets (whether tangible or intangible), financial condition, results of operations or business prospects of the Company and its subsidiaries taken as a whole; the absence of certain defaults and legal violations; the absence of certain litigation; with respect to the Company's intellectual property, material contracts, tax matters, environmental matters, regulatory and compliance matters, labor matters, customers and suppliers and employee benefit plans; the absence of conflicts with other documents; the absence of certain liens and encumbrances; and with respect to the effect of the Offer on the outstanding options of NETG Holding, Inc., a wholly-owned subsidiary of the Company.

     In the Harcourt Merger Agreement, Harcourt and the Purchaser have made customary representations and warranties, including that the Purchaser has or will have sufficient funds available to pay for all Shares tendered in the Offer or otherwise acquired in the Merger.

     Conditions to the Merger. The respective obligations of Harcourt, the Purchaser and the Company to effect the Merger are subject to the satisfaction or waiver (subject to applicable law) at or prior to the Effective Time of each of the following conditions: (i) if required by the DGCL, the Harcourt Merger Agreement and the Merger will have been approved and adopted by holders of a majority of the outstanding Shares; (ii) any waiting period (and any extension thereof) under the HSR Act applicable to the Merger will have expired or been terminated; (iii) no statute, rule, regulation, executive order, decree, ruling, injunction or other order will have been enacted, entered, promulgated or enforced by any court or governmental authority which prohibits, restrains, enjoins or restricts the consummation of the Merger; and (iv) the Purchaser will have accepted for payment and paid for the Shares tendered pursuant to the Offer.

     Termination. The Harcourt Merger Agreement may be terminated and the transactions contemplated thereby may be abandoned, at any time prior to the Effective Time, whether before or after approval of the Merger by the Company's stockholders: (a) by mutual written consent of the Company, Harcourt and the

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Purchaser; (b) by the Company if the Offer shall not have been consummated within 90 days following the date of the Harcourt Merger Agreement; (c) by either Harcourt or the Company, if any governmental or regulatory agency located or having jurisdiction within the United States or any country or economic region in which either the Company or Harcourt has material assets or operations will have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, Shares pursuant to the Offer or the Merger and such order, decree or ruling or other action will have become final and nonappealable, except if the party relying on the provision described in this clause (c) to terminate the Harcourt Merger Agreement is in breach of any of its material obligations under the Harcourt Merger Agreement; (d) by Harcourt if due to a failure to satisfy any of the Tender Offer Conditions, the Purchaser will have (i) terminated the Offer or (ii) failed to pay for Shares pursuant to the Offer within 90 days of the date of the Harcourt Merger Agreement unless such termination or failure has been caused by or results from the failure of Harcourt or the Purchaser to perform in any material respect any of its respective covenants or agreements contained in the Merger Agreement; (e) by the Company if (i) due to a failure of any of the Tender Offer Conditions, the Purchaser shall have terminated the Offer, unless such termination has been caused by or results from the failure of the Company to perform in any material respect any of its covenants or agreements contained in the Merger Agreement,
(ii) prior to the purchase of Shares pursuant to the Offer, any person shall have made a bona fide offer to acquire the Company (A) that the Board of Directors of the Company determines in its good faith judgment is more favorable to the Company's stockholders from a financial point of view than the Offer and the Merger and (B) as a result of which the Company's Board of Directors has received the written opinion of Irell & Manella LLP to the effect that the failure of the Company's Board of Directors to terminate the Merger Agreement would constitute a violation of the Board of Directors' fiduciary responsibilities to the holders of the Common Stock under applicable law (it being understood that for this purpose, the failure to respond to a bona fide offer to acquire the Company which in the judgment of the Company's Board of Directors and BZW is superior, from a financial point of view, to the Company's stockholders may be deemed to be a breach of such fiduciary duty) or (iii) prior to the purchase of Shares pursuant to the Offer (A) there shall have been a breach of any representation or warranty on the part of Harcourt or the Purchaser contained in the Merger Agreement which could reasonably be expected to materially adversely affect (or materially delay) the consummation of the Offer or (B) there shall have been a breach of any covenant or agreement on the part of Harcourt or the Purchaser contained in the Harcourt Merger Agreement which could reasonably be expected to materially adversely affect (or materially delay) the consummation of the Offer, which in the case of (A) or (B) shall not have been cured prior to the earlier of (x) 10 business days following notice of such breach and (y) two business days prior to the date on which the Offer expires (including any extensions thereof); provided that such termination under the immediately preceding clause (ii) shall not be effective until the Company has made payment of the full fee and expense and other reimbursement described under "Sylvan Termination Fee" and "Fees and Expenses" below; (f) by Harcourt prior to the purchase of Shares pursuant to the Offer, if (i) there shall have been a breach of any representation or warranty on the part of the Company contained in the Merger Agreement that has a material adverse effect on the business, assets (whether tangible or intangible), financial condition, results of operations or business prospects of the Company and its subsidiaries, taken as a whole, (ii) there shall have been a breach of any covenant or agreement on the part of the Company contained in the Harcourt Merger Agreement that has a material adverse effect on the business, assets (whether tangible or intangible), financial condition, results of operations or business prospects of the Company and its subsidiaries taken as a whole or which materially adversely affects (or materially delays) the consummation of the Offer, which in the case of (i) or (ii) shall not have been cured prior to the earlier of (A) 10 business days following notice of such breach and (B) two business days prior to the date on which the Offer expires (including any extensions thereof), (iii) the Company's Board of Directors will have withdrawn or modified in a manner adverse to the Purchaser its approval or recommendation of the Offer, the Harcourt Merger Agreement or the Merger or shall have approved or recommended another offer or transaction, or shall have resolved to effect any of the foregoing, or
(iv) the Minimum Condition shall not have been satisfied by the expiration date of the Offer (including extensions thereof) and on or prior to such date (A) any person (other than Harcourt or the Purchaser) shall have made a bona fide proposal or public announcement or communication to the Company with respect to a Third Party Acquisition (as defined below) or (B) any person (including the Company or any of its affiliates or subsidiaries), other than Harcourt or any of its affiliates, shall have become the beneficial owner of more than 30% of the Shares.

     "Third Party Acquisition" is defined in the Harcourt Merger Agreement as the occurrence of any of the following events: (i) the acquisition of the Company by merger, tender offer or otherwise by any person other than Harcourt, the Purchaser or any affiliate (a "Third Party"); (ii) the acquisition by a Third Party of 30.0% or more of the assets of the Company and its subsidiaries taken as a whole; (iii) the acquisition by a Third Party of more than 30.0% of the outstanding Shares; (iv) the adoption by the Company of a plan of liquidation or the declaration or payment of an extraordinary dividend; or (v) the repurchase by the Company or any of its subsidiaries of 30.0% or more of the outstanding Shares.

     In the event of the termination of the Harcourt Merger Agreement, the Harcourt Merger Agreement will forthwith become void and there will be no liability on the part of any party thereto or their respective officers, directors, stockholders or affiliates, subject to limited exceptions; provided, however, that nothing therein will relieve any party from liability for any breach of the Harcourt Merger Agreement; provided, further, that neither Harcourt nor the Purchaser shall be entitled to any punitive damages in the event of any breach of the Harcourt Merger Agreement if the fee referred to in "Fees and Expenses" below has been paid in full to Harcourt.

     Sylvan Termination Fee. Pursuant to the Harcourt Merger Agreement, Harcourt has provided the funds to the Company which has paid the $30,000,000 termination fee (the "Termination Fee") payable by the Company to Sylvan as a result of the termination of the Agreement and Plan of Reorganization between Sylvan and the Company (the "Sylvan Merger Agreement").

     The Company has agreed to reimburse Harcourt for such amount if: (i) the Company intentionally breaches any of its representations, warranties, covenants or agreements set forth in the Harcourt Merger Agreement and such breach has a material adverse effect on the business, assets (whether tangible or intangible), financial condition, results of operations or business prospects of the Company and its subsidiaries taken as a whole and Harcourt terminates the Harcourt Merger Agreement and the Offer pursuant to the provisions described under clause (f)(i) or (ii) under "Termination" above; (ii) the Harcourt Merger Agreement is terminated pursuant to the provisions described under "Termination" and the Company is required to pay the fee pursuant to the provisions described under "Fees and Expenses" below; or (iii) the Harcourt Merger Agreement is terminated in accordance with its terms and, within eight months thereafter, the Company enters into an agreement with respect to, or consummates, a Third Party Acquisition with Sylvan (or any affiliate or associate thereof). If the Company is required to reimburse Harcourt for any amount (the "Reimbursement Amount") pursuant to the immediately preceding sentence and the Reimbursement Amount is not paid within five business days after it is due, Harcourt, at its sole option, may demand (the "Demand") that the Company tender to Harcourt, immediately in satisfaction of the Reimbursement Amount, such number of Shares equal to (x) the Reimbursement Amount divided by (y) the average market price of the Common Stock on each of the five consecutive trading days immediately preceding the trading day prior to the Demand.

     Fees and Expenses. Under the Harcourt Merger Agreement, if: (i) Harcourt terminates the Harcourt Merger Agreement pursuant to the provisions described in clauses (f)(i), (ii) or (iv)(A) under "Termination" above, or if the Company terminates the Harcourt Merger Agreement pursuant to the provision described in clause (e)(i) under "Termination" above under circumstances that would have permitted Harcourt to terminate the Harcourt Merger Agreement pursuant to the provisions described in clauses (f)(i), (ii) or (iv)(A) under "Termination" above, and within eight months thereafter, the Company enters into an agreement with respect to (and thereafter consummates), or consummates, a Third Party Acquisition; or (ii) the Company terminates the Harcourt Merger Agreement pursuant to the provisions described in clause (e)(ii) under "Termination" above or Harcourt terminates the Harcourt Merger Agreement pursuant to the provisions described in clauses (f)(iii) or (iv)(B) under "Termination" above; then the Company will pay to Harcourt, within one business day following any termination by Harcourt pursuant to the provisions described in clauses (f)(iii) or (iv)(B) under "Termination" above or simultaneously with the consummation of any such Third Party Acquisition or any termination by the Company pursuant to the provisions described in clause (e)(ii) under "Termination" above, a cash fee of (x) in any case involving a Third Party Acquisition with Sylvan (including any termination pursuant to such clauses (e)(ii) or (f)(iii) or (iv)(B)), $30 million and (y) in all other cases, $10 million, provided, however, that the Company in no event shall be obligated to pay more than one such fee with respect to all such agreements and occurrences and such termination. The Company's obligations described under "Fees and Expenses" are in addition to any other payment obligations of the Company which may arise under the provisions described under "Sylvan Termination Fee."

     Except as otherwise specifically provided herein, each party shall bear its own expenses in connection with the Harcourt Merger Agreement and the transactions contemplated thereby.

     Amendment and Modification. Subject to the terms of the Harcourt Merger Agreement and applicable law, the Harcourt Merger Agreement may be amended, modified and supplemented in writing by the parties thereto in any and all respects before the Effective Time (notwithstanding any stockholder approval of the Merger), by action taken by the respective Boards of Directors of Harcourt, the Purchaser and the Company or by the respective officers authorized by such Boards of Directors, provided, however, that after any such stockholder approval, no amendment will be made which by law requires further approval by such stockholders without such further approval.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) RECOMMENDATION OF THE BOARD OF DIRECTORS. For the reasons discussed in
Item 4(b) below, the Board of Directors of the Company (the "Board of Directors") has unanimously approved the Harcourt Merger Agreement and determined that the Offer and the Merger and the transactions contemplated thereby are fair to and in the best interests of the Company's stockholders. The Board of Directors unanimously recommends that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

     (b) BACKGROUND; REASONS FOR THE RECOMMENDATION.

     On March 12, 1997, the Company entered into the Sylvan Merger Agreement with Sylvan pursuant to which stockholders of the Company would receive common stock of Sylvan in exchange for the common stock of the Company based on an initial conversion ratio of 0.58 shares of Sylvan common stock for each Share (the "Initial Conversion Ratio"). On April 16, 1997, Harcourt announced its intention to commence, and on April 21, 1997, Harcourt and the Purchaser commenced, a cash tender offer for all of the Shares at $19.50 per Share. Such price represented a premium of approximately 15.4% over the value of the Sylvan common stock to be issued in the Sylvan merger based upon the April 15, 1997 closing price of Sylvan's common stock. Subsequently, Harcourt indicated to the Company that it was prepared to increase its offer to $20.25 per Share in cash as part of an acquisition proposal. After further discussion and negotiation, Harcourt indicated its willingness to increase its offer to, but in no event more than, $21.00 per Share as part of an overall acquisition transaction, subject to being permitted to conduct confirmatory due diligence. The Board of Directors authorized Harcourt to undertake such due diligence and Harcourt entered into a confidentiality agreement with the Company.

     Beginning on May 2, 1997, representatives of Harcourt conducted a due diligence review of the Company, which included visits to the Company's headquarters and various of its facilities and discussions with various Company executives and representatives. On May 7, 1997, after Harcourt had substantially completed its due diligence review of the Company, Harcourt told the Company that, subject to termination of the Sylvan Merger Agreement, it was willing to increase its offer from $19.50 per Share to $21.00 per Share, pursuant to an agreement with the Company regarding the Offer and the Merger. A draft of the Harcourt Merger Agreement was prepared by representatives of Harcourt and was delivered to the Company on May 2, 1997. From May 7, 1996 through May 12, 1996, representatives of both Harcourt and the Company had numerous telephone conversations to negotiate the Harcourt Merger Agreement. Under the terms of the proposed Harcourt Merger Agreement, Harcourt agreed that it would provide the funds to the Company for the Termination Fee that would be payable to Sylvan if the Sylvan Merger Agreement was terminated in connection with the Harcourt Merger Agreement, subject to certain conditions and rights of reimbursement as described above. See "THE HARCOURT MERGER AGREEMENT -- Sylvan Termination Fee."

     On May 8, 1997, Sam Yau, President and Chief Executive Officer of the Company, called Douglas L. Becker, Chairman of the Board of Sylvan, to determine whether, in light of Harcourt's proposed $21.00 per Share offer, Sylvan was prepared to improve its offer and, if not, whether Sylvan would agree to terminate the Sylvan Merger Agreement in consideration of the payment of the Termination Fee. During such telephone conversation, Mr. Becker indicated that Sylvan would agree to terminate the Sylvan Merger Agreement and accept the Termination Fee in full satisfaction of its rights under that agreement, subject to negotiation of the terms and conditions of such termination. Thereafter, Sylvan, Harcourt and the Company negotiated the Settlement Agreement regarding termination of the Sylvan Merger Agreement and payment to Sylvan of the Termination Fee.

     On May 9, 1997, the Board of Directors of the Company held a meeting to consider and review the terms of the proposed Harcourt Merger Agreement. In addition, the Company's financial adviser BZW, the investment banking division of Barclays Bank PLC ("BZW"), made a presentation to the Board of Directors and delivered its oral opinion, subsequently confirmed in writing (the "Fairness Opinion"), that the $21.00 per Share cash consideration to be received by stockholders of the Company (other than Harcourt and the Purchaser) pursuant to the Offer and the Merger was fair to such stockholders from a financial point of view. The full text of the Fairness Opinion received by the Company from BZW is attached and filed as Exhibit (a)(3) to this Statement. STOCKHOLDERS ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY.

     After discussion and further analysis and subject to termination of the Sylvan Merger Agreement, the Board of Directors unanimously approved the Harcourt Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, unanimously approved the execution of the Harcourt Merger Agreement after termination of the Sylvan Merger Agreement, and unanimously recommended that the stockholders of the Company accept the Offer and tender their Shares pursuant thereto. The Board of Directors unanimously recommended that, subject to termination of the Sylvan Merger Agreement, the stockholders of the Company vote in favor of approval and adoption of the Harcourt Merger Agreement and the Merger, to the extent their vote is required.

     On May 12, 1997, Harcourt, the Company and Sylvan entered into the Settlement Agreement whereby (i) Sylvan agreed that the Sylvan Merger Agreement would automatically terminate immediately prior to execution of the Harcourt Merger Agreement and receipt by Sylvan of the Termination Fee, (ii) Harcourt and the Company jointly and severally agreed to have the Company pay Sylvan the Termination Fee and (iii) Sylvan, on the one hand, and Harcourt and the Company, on the other hand, agreed to release all claims they might have against the other.

     On May 12, 1997, following telephonic negotiations during which representatives of Harcourt and the Company reached agreement on all of the remaining terms of the Harcourt Merger Agreement, the Company, Harcourt and the Purchaser executed and delivered the Harcourt Merger Agreement. On May 13, 1997, Harcourt and the Company issued a joint press release announcing the execution of the Harcourt Merger Agreement. Pursuant to the Harcourt Merger Agreement, Harcourt increased the price to be paid pursuant to the Offer to $21.00 per Share and extended the Offer to 12:00 midnight, New York City time, on Tuesday, May 27, 1997.

     Among other things, in arriving at its decision regarding its recommendation set forth above, the Board of Directors considered the following:

     - The determination that the Offer and the Merger were superior to the merger contemplated by the Sylvan Merger Agreement insofar as the $21.00 per Share price represented a premium of approximately 9.3% over the effective price per Share being offered under the Sylvan Merger Agreement (based on the closing price per share of Sylvan common stock on May 8, 1997);

     - Absent a negotiated deal, Harcourt might not have increased its offer above $19.50 per Share or, if it had done so, might have increased it to less than $21.00 per Share;

     - The determination that the Offer and the Merger presented less risk to the stockholders of the Company than the merger contemplated by the Sylvan Merger Agreement insofar as, under the latter agreement, (a) there existed a risk that the average closing price of Sylvan's common stock (the

       "Average Share Price") during the period of ten days preceding consummation of the Sylvan merger (the "Pricing Period") could fall to as low as $29.86 without the Company having a right to terminate the Sylvan Merger Agreement and without an adjustment to the Initial Conversion Ratio per Share, resulting in decreased value of the consideration to be received by the Company's stockholders for each Share of as low as $17.32 per Share; and (b) there existed a risk that, if the Average Share Price of Sylvan's common stock during the Pricing Period fell below $29.86, pursuant to the Sylvan Merger Agreement, (i) Sylvan could elect to terminate the Sylvan Merger Agreement in which event the Company's stockholders might not have the opportunity to realize the benefits either under such agreement or under Harcourt's offer in the event Harcourt chose to terminate its proposal, (ii) the Board of Directors of the Company could elect not to terminate the Sylvan Merger Agreement in which case the Initial Conversion Ratio would remain in place and the implied value per Share would be less than $17.32, significantly less than the $21.00 per Share price to be paid by Harcourt pursuant to the Offer and the Merger, or (iii) the Board of Directors of the Company could elect to terminate the Sylvan Merger Agreement in which case the Board of Directors of Sylvan could either (a) allow the Sylvan Merger Agreement to terminate or (b) increase the Initial Conversion Ratio, provided, however, that the Board of Directors of Sylvan would not increase the Initial Conversion Ratio beyond .5945 regardless of the Average Share Price for Sylvan's common stock during the Pricing Period, resulting in a price per Share of no higher than $17.75 (assuming an Average Share Price of Sylvan's common stock of $29.85);

     - The fact that, even though the Company invited Sylvan management to improve its proposal for acquiring the Shares in light of the Offer, Sylvan showed no willingness or inclination to do so and declined to do so on May 8, 1997;

     - The fact that, since the public announcement of the Offer on April 21, 1997, no unsolicited expressions of interest had been received by the Company or BZW from any third party;

     - The Fairness Opinion of BZW to the effect that, as of the date of such opinion, the $21.00 in cash per Share to be received by the stockholders of the Company pursuant to the Offer and the Merger is fair to such stockholders (other than Harcourt and the Purchaser) from a financial point of view. In addition the Board of Directors considered the presentation made to them by BZW, which included BZW's analysis of the various factors upon which its opinion is based; and

     - The terms and conditions of the Harcourt Merger Agreement, including the amount and form of the consideration being offered to the Company stockholders, the conditions to the Purchaser's obligations to consummate the Offer and the Merger, which the Board of Directors believes provide greater certainty to the Company's stockholders than the Sylvan Merger Agreement, and Harcourt's agreement to provide funds to the Company for the Company's payment of the Termination Fee.

     The foregoing discussion of factors considered by the Board of Directors is not intended to be exhaustive but summarizes all material factors considered. The Board of Directors did not assign relative or specific weights to the factors to determine that any factor was of particular importance, but individual members of the Board of Directors may have given differing weights to differing factors and may have viewed certain factors more positively or negatively than others. The Board of Directors viewed its recommendation as being based upon the totality of the information presented to and considered by them. Throughout its deliberations, the Board of Directors received the advice of its financial and legal advisers.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company has retained BZW, the investment banking division of Barclays Bank PLC, to act as financial adviser to the Board of Directors for the purpose of evaluating the fairness, from a financial point of view, of the consideration to be received by the Company's stockholders pursuant to the Offer and the Merger. BZW had previously been retained by the Company to provide similar services in connection with the Sylvan Merger Agreement. As compensation for BZW's services as financial adviser, the Company pays BZW a retainer fee of $30,000 per month and will pay BZW a transaction fee of $4,000,000 upon consummation of a sale of all or substantially all of the Company's stock or assets. The monthly retainer fee will be credited against the transaction fee. In addition, the Company has agreed to reimburse BZW for all reasonable travel and other out-of-pocket expenses incurred by BZW in connection with its activities as financial adviser, regardless of whether any such sale is consummated. The Company has also agreed to indemnify BZW and certain related persons against certain liabilities and expenses in connection with its role as financial adviser.

     Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other persons to make solicitations or recommendations to security holders on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) No transaction in the Shares has been effected during the past 60 days by the Company, or to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, each executive officer, director and affiliate of the Company presently intends to tender in the Offer all Shares over which he or she has sole dispositive power.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth herein, the Company is not engaged in any negotiation in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or
(iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth herein, there are no transactions, Board of Director resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     The Information Statement attached as Schedule II hereto is being furnished in connection with the possible designation by the Purchaser, pursuant to the Harcourt Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's stockholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

                                                                                     SEQUENTIALLY
                                                                                       NUMBERED
EXHIBIT NUMBER                               DESCRIPTION                                 PAGE
---------------    ----------------------------------------------------------------  ------------
Exhibit (a)(1)     Press Release, dated May 1, 1997, issued by National Education
                   Corporation.....................................................     *
Exhibit (a)(2)     President's Letter to the Stockholders, dated May 2, 1997.......     *
Exhibit (a)(3)     Fairness Opinion of BZW, dated May 12, 1997.....................    --
Exhibit (a)(4)     Joint Press Release, dated May 13, 1997, issued by National
                   Education Corporation and Harcourt General, Inc. ...............    **
Exhibit (a)(5)     President's Letter to the Stockholders, dated May 14, 1997......    --
Exhibit (c)(1)     1986 Stock Option and Incentive Plan, as amended................     *
Exhibit (c)(2)     Amended and Restated 1990 Stock Option and Incentive Plan.......     *
Exhibit (c)(3)     Amended and Restated 1991 Directors' Stock Option and Award
                   Plan............................................................     *
Exhibit (c)(4)     National Education Corporation Supplemental Executive Retirement
                   Plan, as amended................................................     *

                                                                                     SEQUENTIALLY
                                                                                       NUMBERED
EXHIBIT NUMBER                               DESCRIPTION                                 PAGE
---------------    ----------------------------------------------------------------  ------------
Exhibit (c)(5)     Supplemental Benefit Plan for Non-Employee Directors............     *
Exhibit (c)(6)     Executive Employment Agreement between National Education
                   Corporation and Sam Yau.........................................     *
Exhibit (c)(7)     Agreement and Plan of Merger, dated as of May 12, 1997, among
                   National Education Corporation, Harcourt General, Inc. and Nick
                   Acquisition Corporation.........................................    --
Exhibit (c)(8)     Settlement Agreement, dated May 12, 1997, among National
                   Education Corporation, Sylvan Learning Systems, Inc. and
                   Harcourt General, Inc. .........................................    --

---------------

 * Previously filed as an exhibit to, or incorporated by reference to a previously filed document in, the Schedule 14D-9

** Previously filed as an exhibit to Amendment No. 1 to the Schedule 14D-9

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 14, 1997
                                          NATIONAL EDUCATION CORPORATION

                                          By:      /s/ PHILIP C. MAYNARD

                                            ------------------------------------
                                            Name: Philip C. Maynard
                                            Title: Vice President, Secretary and
                                                   General Counsel

                                   SCHEDULE I

     In considering the recommendation of the Board of Directors set forth in
Item 4(a) of the amended Schedule 14D-9 of which this Schedule I is a part, the Company's stockholders should be aware of material contracts, agreements, arrangements and understandings between the Company or its affiliates and its executive officers, directors or affiliates, which are described below and which may present such persons with certain conflicts of interest regarding the Offer and the Merger. Capitalized terms used herein and not otherwise defined have the meaning ascribed to them in the Statement of which this Schedule I is a part.

Merger Nominees.

     Pursuant to the Harcourt Merger Agreement, promptly upon the purchase by the Purchaser of Shares pursuant to the Offer, and from time to time thereafter, the Purchaser shall be entitled to designate a certain number of persons to serve as directors on the Board of Directors of the Company. For a discussion of the foregoing right of the Purchaser, see Schedule II, "Right to Designate Directors; Purchaser Designees." In addition, at the Effective Time, the directors of the Purchaser immediately prior to such time will be the initial directors of the Surviving Corporation, and the Company will use its reasonable best efforts to cause each current director of the Company to resign from the Board of Directors at or prior to the Effective Time.

Directors' and Officers' Insurance; Limitation of Liability of Directors and Officers.

     The Harcourt Merger Agreement provides that the Company shall, and Harcourt shall cause the Surviving Corporation to, from and after the Effective Time, indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, an officer or director of the Company or any of the Company subsidiaries (the "Indemnified Parties") against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement with the approval of the indemnifying party (which approval shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer, of the Company or any of ICS Learning Systems, Inc., National Education Training Group, Inc. and Steck-Vaughn Publishing Corp. (collectively, the "Company Subsidiaries") whether pertaining to any matter existing or occurring at or prior to the Effective Time and whether asserted or claimed prior to, or at or after, the Effective Time ("Indemnified Liabilities") including, without limitation, all losses, claims, damages, costs, expenses, liabilities or judgments based in whole or in part on, or arising in whole or in part out of, or pertaining to the Harcourt Merger Agreement or the transactions contemplated thereby, in each case to the full extent a corporation is permitted under the DGCL to indemnify its own directors and officers. The Company or the Surviving Corporation, as the case may be, will pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the full extent permitted by law upon receipt of any undertaking contemplated by Section 145(e) of the DGCL. Without limiting the foregoing, in the event any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Harcourt or the Surviving Corporation shall have the right to assume the defense thereof and Harcourt shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Harcourt or the Surviving Corporation elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues that raise conflicts of interest between Harcourt or the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Harcourt or the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however that Harcourt shall be obligated to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest, (ii) the Indemnified Parties will cooperate in the defense of any such matter and (iii) Harcourt shall not be liable for any settlement of any claim effected without its written consent, which consent shall not be unreasonably withheld; and provided, further, that Harcourt shall not have any obligation to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and unappealable, that the indemnification of such Indemnified Party in the manner contemplated by the Harcourt Merger Agreement is prohibited by applicable law. Any Indemnified Party wishing to claim indemnification under the Harcourt Merger Agreement, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify the Company (or the Surviving Corporation after the Effective Time) (but the failure so to notify an Indemnifying Party shall not relieve it from any liability which it may have for liability except to the extent such failure prejudices such party), and shall deliver to the Company (or the Surviving Corporation after the Effective Time) the undertaking contemplated by the DGCL. The by-laws of the Company also provide for the indemnification of the Company's directors and officers to the fullest extent permitted by law.

     The Harcourt Merger Agreement requires that, for a period of five years after the Effective Time, Harcourt shall cause the Surviving Corporation to use reasonable efforts to maintain in effect, if available, directors' and officers' liability insurance covering those persons who are, currently covered by the Company's directors, and officers, liability insurance policy on terms and in an amount comparable to those now applicable to directors and officers of the Company; provided, however, that in no event shall the Surviving Corporation be required to expend in any year in excess of 125% of the current premium being paid by the Company for such coverage. The Harcourt Merger Agreement also provides that in the event that the Surviving Corporation is not the surviving corporation of a merger or consolidation with, or transfers all or substantially all of its assets to, another entity, proper provisions would be made so that the successors and assigns of the Surviving Corporation assume the foregoing indemnification and insurance obligations.

Employment Arrangements.

     1. WITH MR. SAM YAU

     As of March 1, 1995, the Company entered into an Executive Employment Agreement with Mr. Sam Yau (the "Yau Agreement"), naming him President, Chief Executive Officer and a Director of the Company. The Yau Agreement provides for a term of three years at a base salary not less than $350,000 per year. (Mr. Yau's 1997 base salary is $367,000). Mr. Yau will be entitled to earn an annual bonus based upon achievement of financial goals established annually by the Compensation Committee of the Board of Directors. Mr. Yau's targeted bonus is 75% of his annual salary; however, Mr. Yau's bonus may be less or more than the targeted amount based on achievement of the established goals. Mr. Yau is also entitled to receive all Company benefits that historically have been made available to the Company's Chief Executive Officer. The Yau Agreement may be terminated at any time by the Company with or without cause; however, if the Company terminates the Yau Agreement without cause, or Mr. Yau is terminated following a change in control of the Company, Mr. Yau will be entitled to two years' continuation of base salary, bonus and benefits. Consummation of the Offer will constitute a change in control of the Company under the Yau Agreement.

     2. WITH OTHER COMPANY EXECUTIVES

     The employment of Messrs. Keith Ogata, the Company's Vice President and Chief Financial Officer, and Philip C. Maynard, the Company's Vice President, Secretary and General Counsel, will terminate following a reasonable and mutually agreeable transition period after consummation of the Offer. Messrs. Ogata and Maynard have agreed to enter into agreements with Harcourt with respect to their provision of services during such transition period and continuation of certain of their benefits after the Offer. It is anticipated that such terms will include the continuation of Messrs. Ogata's and Maynard's respective salaries at their current level and the payment of a pro rata portion of their respective 1997 target bonuses. Assuming that the Offer is consummated on May 27, 1997, Messrs. Ogata and Maynard will receive approximately $50,000 and $37,500, respectively, as payment of such pro rata target bonuses.

Stock Option Plans and Stock Options.

     1. COMPANY PLANS.

     Each of the four executive officers of the Company (Mr. David C. Jones, the Company's Chairman of the Board, and Messrs. Yau, Ogata and Maynard) hold certain options (the "Company Options") to purchase shares of common stock of the Company, par value $.01 per share (the "Company Common Stock"). Upon consummation of the Offer, all such options will become immediately vested and otherwise free from restrictions in their entirety. In addition, immediately prior to the Effective Time, the Company stock option plans and the Company Options granted thereunder will be cancelled by the Company, and the holder thereof will be entitled to receive at the Effective Time or as soon as practicable thereafter from the Company in consideration for such cancellation an amount in cash equal to the product of (A) the number of shares of Company Common Stock previously subject to each such Company Option and (B) the excess, if any, of the Merger Consideration over the exercise price per Share previously subject to such Company Option. After the Effective Time, no further grants will be made under any of the Company stock option plans.

     2. NETG PLANS.

     The stock option plans of NETG provide that upon a change of control of the Company all options granted pursuant to such plans shall immediately terminate. Under the Harcourt Merger Agreement, upon consummation of the Offer, the then-outstanding options to purchase shares of NETG common stock and the related NETG stock option plans will terminate in accordance with their terms.

     3. SVPC PLANS.

     Harcourt and the Company have agreed that the Option Committee and the Board of Directors of Steck-Vaughn Publishing Corp. ("SVPC") may amend all options to purchase shares of SVPC common stock under any SVPC stock option plans to provide for accelerated vesting upon consummation of the Offer and the mandatory cash-out of such options upon the initiation of a going-private transaction for SVPC.

     4. OPTIONS GRANTED IN CONNECTION WITH EMPLOYMENT.

          A. GRANTS TO MR. YAU

     On March 17, 1995, Mr. Yau was granted options (the "Initial Options") to purchase 500,000 shares of Company Common Stock at the March 17, 1995 closing price of $3.00 per share. The Initial Options vest in 36 equal monthly installments commencing on June 1, 1995. In addition, for a period of 30 days commencing on May 8, 1995, Mr. Yau was granted an opportunity to purchase up to 240,000 shares of Company Common Stock at the March 17, 1995 closing price with a concomitant grant of options to Mr. Yau (the "Additional Options") to purchase two and one-half shares of Company Common Stock at the same $3.00 per share price for every share of Company Common Stock purchased during the 30-day period. Mr. Yau purchased all of the 240,000 shares of Company Common Stock offered to him and was granted Additional Options to purchase 600,000 shares of Company Common Stock at $3.00 per share. The Additional Options have all vested and remain exercisable through May 1, 2005. Subsequently, in February 1997, Mr. Yau was granted options (the "Recent Options") to purchase 37,500 shares of Company Common Stock at $14.95 per share, none of which have vested.

     Upon consummation of the Offer, the unvested portion of the Initial Options and the Recent Options would vest. Accordingly, Mr. Yau would be entitled to exercise Initial Options for approximately 153,000 shares, which would not otherwise be exercisable until July 1, 1997, and monthly thereafter until May 1, 1998, all such options having an exercise price of $3.00 per share, and would be entitled to exercise immediately the Recent Options. Exercise of the Initial, Additional and Recent Options would be settled by payment of cash in the same manner as the settlement of Company Options described above.

          B. GRANTS TO MESSRS. OGATA AND MAYNARD.

     On July 25, 1995, Messrs. Ogata and Maynard purchased 30,000 and 20,000 shares, respectively, of Company Common Stock at the July 25, 1995 closing price of $5.25 per share, with a concomitant grant of options to each of them to purchase two shares of Company Common Stock for every one purchased share, at the price per share of $5.2875 (the average closing price of the Company Common Stock for the ten immediately preceding trading days). Such stock options have all vested and remain exercisable through July 26, 2005.

     The Company has granted other options to each of Messrs. Ogata and Maynard to purchase shares of Company Common Stock, as discussed in paragraph 4(c) below.

          C. OTHER GRANTS TO OFFICERS, KEY EMPLOYEES AND INSIDE DIRECTORS.

     Executive and key employees, including employee-directors, of the Company are eligible to receive stock options and shares of restricted stock pursuant to the Company's Amended and Restated 1990 Stock Option and Incentive Plan. Upon consummation of the Offer, all such outstanding awards would become immediately vested or otherwise free from restrictions in their entirety. Accordingly, immediately after consummation of the Offer, plan participants would be entitled to exercise options to purchase approximately 965,390 shares of Company Common Stock (which would be cancelled in exchange for cash as described above) at a weighted average exercise price per share of $8.47. Absent accelerated vesting of such options, options to purchase 142,022, 339,755, 192,188, 174,015 and 57,410 shares of Company Common Stock would otherwise have become exercisable during calendar year 1997, 1998, 1999, 2000 and 2001, respectively. In the event the Merger is consummated, such options would be settled by payment of cash in the same manner as described above regarding the Company Options.

          D. GRANTS TO OUTSIDE DIRECTORS.

     Options to purchase an aggregate of 142,000 shares of Company Common Stock, at a weighted average exercise price per share of $7.76, have been granted to the Company's non-employee directors pursuant to the Company's Amended and Restated 1991 Directors' Stock Option and Award Plan. Upon consummation of the Offer, all outstanding but unvested options granted under such plan (specifically, options to purchase 22,500 shares of Company Common Stock, having a weighted average exercise price per share of $14.16) would become immediately exercisable. In the event the Merger is consummated, such options would be settled by payment of cash in the same manner as described above regarding the Company Options.

Severance Benefits.

     Pursuant to Company policy, in the event the employment of any of Messrs. Ogata, Maynard, Keisling and Moran and Ms. Kopec is terminated without cause or after a change of control of the Company, such executive officer is entitled to continuation of his salary and fringe benefits for one year or, at such executive officer's option, a lump sum payment equal to one year's salary. Consummation of the Offer would constitute a change of control of the Company for these purposes.

Supplemental Executive Retirement Plan.

     The Company has in effect an unfunded Supplemental Executive Retirement Plan (the "SERP"), which provides for supplemental retirement income benefits as early as age 60 for certain of its current and former executive officers and presidents of Company Subsidiaries who have completed at least six years of credited service. Each of Messrs. Yau, Ogata and Maynard is a SERP participant. Each SERP participant is entitled to receive maximum lifetime retirement income benefits in the amount of 60% of average earnings (reduced by the amount of a participant's primary social security benefits), multiplied by the participant's credited service percentage under the SERP. The credited service percentage vests at a rate of 10% per year beginning with the sixth year of credited service and becomes fully vested after 15 years of credited service. As of February 28, 1997, the estimated years of credited service and credited service percentage for the current participating executive officers are as follows: Mr. Yau - 1 year (0%), Mr. Ogata - 11 years (60%) and Mr. Maynard - 3 years (0%). In addition, the SERP provides for a death benefit of between two and three times the average earnings of a participant, and a surviving spouse and minor children also receive certain benefits under the SERP. The SERP also provides for disability benefits of up to 60% of a participant's average earnings.

     The SERP further provides that, if a participant's employment is terminated voluntarily or involuntarily within two years of a change of control of the Company ("Timely Termination"), such participant is entitled to accelerated vesting and payout of SERP benefits in a single lump sum. Consummation of the Offer would constitute a change of control of the Company for these purposes. Such lump sum settlement shall be equal to the actuarial present value of full retirement benefits, assuming that (i) such participant's employment had continued to age 65, (ii) such participant's earnings had remained unchanged to age 65 and (iii) such participant was 65 for purposes of calculating social security benefits. For these purposes, earnings are determined by using such participant's highest annual earnings during the three-year period prior to the change of control. Harcourt has agreed that, in the event of and upon consummation of the Offer, the presidents of NETG and SVPC would be entitled to accelerated vesting and payout of SERP benefits without Timely Termination, provided that (i) if they remain employees after consummation of the Offer, they would be entitled to payment of SERP benefits, with interest from consummation of the Offer, only upon termination of employment, (ii) no additional SERP benefits would accrue from and after consummation of the Offer and (iii) they would not participate in any of Harcourt's retirement plans. Estimated lump sum payments to which Messrs. Yau, Ogata and Maynard would be expected to be entitled are approximately $2,171,000, $805,000 and $586,000, respectively, and to which all SERP participants as a group would be expected to be entitled are $5,323,000.

DIRECTORS' FEES AND BENEFITS.

     In addition to certain immaterial fees, the Company pays each of its non-employee directors an annual fee of $15,000, payable in the form of Company Common Stock, valued at the fair market thereof. The Company also periodically grants to each eligible non-employee director option(s) to purchase shares of Company Common Stock pursuant to the Company's Amended and Restated 1991 Directors' Stock Option and Award Plan, as described above. Furthermore, subject to certain exceptions, the Company accrues a retirement benefit for each eligible non-employee director of the Company, pursuant to the Supplemental Benefit Plan for Non-Employee Directors, equal to the director's fees received for the given calendar year, subject to a maximum annual accrual of $25,000 for each year on and after 1991, and a maximum accrual of $15,000 for 1990 and prior years. For a more detailed discussion of directors' fees and benefits, see
Schedule II, "THE BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD -- Directors' Fees and Benefits."

                                  SCHEDULE II

                         NATIONAL EDUCATION CORPORATION
                                2601 MAIN STREET
                            IRVINE, CALIFORNIA 92614

                       INFORMATION STATEMENT PURSUANT TO
                    SECTION 14(F) OF THE SECURITIES EXCHANGE
                     ACT OF 1934 AND RULE 14F-1 THEREUNDER.

     This Information Statement is being mailed on or about May 14, 1997, as a part of the Company's Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 ("Schedule 14D-9") to the holders of record of the Shares at the close of business on or about May 12, 1997. You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser to a majority of the seats on the Board of Directors of the Company. The Harcourt Merger Agreement requires the Company to use all reasonable efforts to cause the Purchaser Designees (as defined below) to be elected to the Board of Directors of the Company under the circumstances described therein. This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-l thereunder. See "Board of Directors and Executive Officers -- Right to Designate Directors; Purchaser Designees." You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this information statement. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the attached Schedule 14D-9.

     Pursuant to the Harcourt Merger Agreement, the Purchaser amended the Offer on May 13, 1997. The Offer is scheduled to expire at 12:00 midnight, New York City time, on May 27, 1997, unless the Offer is further extended.

     The information contained in this Information Statement concerning the Parent and the Parent Designees has been furnished to the Company by Harcourt and the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

GENERAL

     The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of May 12, 1997, there were 35,853,545 Shares outstanding. The Board of Directors is divided into three classes, with each class elected for a term of three years and consisting, as nearly as possible, of one-third of the total number of directors on the Board of Directors. The Board of Directors currently consists of eleven members.

RIGHT TO DESIGNATE DIRECTORS; PURCHASER DESIGNEES

     Pursuant to the Harcourt Merger Agreement, promptly upon the purchase by the Purchaser of Shares pursuant to the Offer, and from time to time thereafter, the Purchaser shall be entitled to designate up to such number of directors, rounded to the next whole number, on the Board of Directors of the Company as shall give Purchaser representation on the Board of Directors equal to the product of the total number of directors on such Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by the Purchaser or any affiliate of the Purchaser bears to the total number of Shares then outstanding, and the Company shall, at such time, promptly take all action necessary to cause Purchaser's designees to be so elected, including either increasing the size of the Board of Directors or securing the resignations of incumbent directors or both. At such times, the Company will use its best efforts to cause persons designated by the Purchaser to constitute the same percentage as is on the Board of Directors of the Company of (i) each committee of the Board of Directors of the Company, (ii) each board of directors of each domestic subsidiary of the Company and (iii) each committee of each such board, in each case to the extent permitted by law. Until the effective time of the Merger, the Company shall use its reasonable best efforts to ensure that all the members of the Board of Directors of the Company as of the date hereof who are not employees of the Company shall remain members of the Board of Directors of the Company.

     The Purchaser has informed the Company that each of the Purchaser Designees has consented to act as a director. It is expected that the Purchaser Designees may assume office as described above and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Board of Directors of the Company. It is further expected that none of the Purchaser Designees will receive any compensation for services performed in his or her capacity as a director of the Company.

     Biographical information concerning each of the Purchaser Designees and directors and executive officers of the Company is presented in the following pages.

PURCHASER DESIGNEES

     The Company has been advised by Harcourt that the Purchaser will choose the Purchaser Designees from among the directors and officers of Harcourt and the Purchaser listed in Schedule I of the Offer to Purchase, a copy of which is being mailed to stockholders of the Company together with this Schedule 14D-9. The information on such Schedule I with respect to such directors and officers is incorporated herein by reference. As of May 13, 1997, the ages of such directors and officers are as follows: William F. Connell -- 59, Gary L. Countryman -- 57, Jack M. Greenberg -- 54, Brian J. Knez -- 39, Jeffrey R.
Lurie -- 45, Lynn Morley Martin -- 57, Maurice Segall -- 67, Richard A.
Smith -- 72, Robert A. Smith -- 38, Dr. Paula Stern -- 52, Hugo
Utyerhoeven -- 65, Dr. Clifton R. Wharton, Jr. -- 70, John R. Cook -- 55, Paul
F. Gibbons -- 45, Eric P. Geller -- 50, Peter Farwell -- 54, Gerald T.
Hughes -- 40, Michael F. Panutich -- 49, and Stephen C. Richards -- 41. Harcourt has advised the Company that all such persons have consented to act as directors of the Company if so designated. Harcourt has informed the Company that none of the Purchaser Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the Company, or (iii) to the best knowledge of Harcourt and the Purchaser, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by Harcourt that, to the best knowledge of Harcourt and the Purchaser, none of the Purchaser Designees has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Commission except as may be disclosed herein or in the Schedule 14D-9.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

CURRENT DIRECTORS

     The persons listed below currently are the directors of the Company.

     Richard C. Blum, 61 (director since 1987; term expires 1998)

     David Bonderman, 54 (director since 1993; term expires 1999)

     David R. Dukes, 53 (director since 1995; term expires 1997)

     Leonard W. Jaffe, 78 (director since 1976; term expires 1997)

     David C. Jones, 75 (director since 1983; term expires 1998)

     Michael R. Klein, 54 (director since 1991; term expires 1999)

     Paul B. MacCready, 71 (director since 1992; term expires 1998)

     Frederic V. Malek, 60 (director since 1984; term expires 1997)

     John J. McNaughton, 74 (director since 1954; term expires 1999)

     William D. Walsh, 66 (director since 1997; term expires 1997)

     Sam Yau, 48 (director since 1995; term expires 1998)

     Richard C. Blum is Chairman of Richard C. Blum & Associates, L.P., a merchant banking firm. Mr. Blum also is Vice Chairman of URS Corporation and a director of Sumitomo Bank of California, Shaklee Corporation, Northwest Airlines Corporation and C.B. Commercial Holdings, Inc. In addition, he is a special foreign advisor to Shanghai International Trust and Investment Company (China).

     David Bonderman has been Managing General Partner of TPG Partners, L.P., an investment partnership, from December 1993 to the present. Mr. Bonderman was indirect managing general partner of various investment partnerships from August 1992 to December 1993. He also was Vice President and Chief Operating Officer of Keystone, Inc. (formerly, Robert M. Bass Group, Inc.) from July 1983 to August 1992. In addition, Mr. Bonderman is a director of Bell & Howell Holdings Company, Carr Realty Corporation, Continental Airlines, Inc., Washington Mutual, Inc. and Denbury Resources, Inc.

     David R. Dukes has been Co-Chairman of Ingram Micro Inc., a personal computer products wholesaler, since January 1993, and was President of Ingram Micro Inc. from September 1989 to January 1993. Mr. Dukes has also been Chief Executive Officer of Ingram Alliance-Reseller Company since its formation in July 1994.

     Leonard W. Jaffe has been Vice Chairman of the Board of Directors since July 1989. Mr. Jaffe is a private investor and consultant. He also has been a director of Steck-Vaughn Publishing Corporation since May 1993.

     David C. Jones was Acting Chief Executive Officer of the Company from July 1989 to April 1990. Mr. Jones has been a consultant and lecturer since July 1982 and was Chairman of the Joint Chiefs of Staff from June 1978 through June 1982. He also is a director of SRA International, Inc., an information technology company, Chairman of the Board of Advisors of the National Civilian Community Corps. and a director of Advisors of TF Purifiner, Inc.

     Michael R. Klein has been a partner with the law firm of Wilmer, Cutler & Pickering since 1974. Mr. Klein has been Chairman of the Board of Realty Information Corp., Inc. since 1987, director of Steck-Vaughn Publishing Corporation since May 1993, and director of Perini Corporation since January 1997.

     Paul B. MacCready is Chairman of the Board of AeroVironment, Inc. Mr. MacCready also is a director of MacNeal-Schwendler Corporation.

     Frederic V. Malek has been Chairman of Thayer Capital Partners since April 1993. Mr. Malek was a director of CB Commercial Real Estate Group, Inc. and Co-Chairman from April 1989 through October 1996. He also was Vice Chairman of Northwest Airlines from June 1990 through December 1991, and President of Northwest Airlines, Inc. from September 1989 through June 1990. Prior to 1989, Mr. Malek was President of Marriott Hotels and Resorts. Currently, he is a director of Automatic Data Processing, Inc., FPL Group, Inc., various PaineWebber Mutual Funds, American Management Systems, Inc., Manor Care, Inc., Intrav, Inc., Northwest Airlines, Inc. and Choice Hotels, Inc.

     Mr. John J. McNaughton was the founder of the Company. Mr. McNaughton was President and Chairman of the Board of the Company from 1954 to 1980 and Chairman of the Board from 1954 until retirement in 1988. He is a director of Intervisual Books International and owner of McNaughton Farms.

     Mr. William D. Walsh is General Partner of Sequoia Associates, an investment partnership. Mr. Walsh also is Chairman of the Boards of Consolidated Freightways Corporation, Newell Industrial Corporation, Newell Manufacturing Corporation, Clayton Group, Inc. and Golden Valley Produce, LLC. He also is a director of URS Corporation, Newcourt Credit Corporation, Crown Vantage, Inc. and Basic Vegetable Products Corporation. In addition, Mr. Walsh is a member of the Visiting Committee and co-chair of the Dean Advisory Board for Harvard Law School. Furthermore, he is a member of the Board of Trustees of Fordham University and the Trustee for the Neurosciences Research Foundation at Scripps University.

     Sam Yau has been President, Chief Executive Officer and a director of the Company since May 1995. Mr. Yau was Chief Operating Officer of Advacare, Inc., a medical management company, from May 1993 to November 1994. He also was Senior Vice President of Finance and Administration for Archive Corporation (currently part of Seagate Technologies, Inc.), a computer storage (tape) company, from May 1987 to May 1993. In addition, Mr. Yau is a director of Steck-Vaughn Publishing Corporation and Powerwave, Inc.

CURRENT EXECUTIVE OFFICERS

     The persons listed below currently are the executive officers of the Company.

    NAME AND AGE                            OFFICES AND LENGTH OF SERVICE
--------------------   -----------------------------------------------------------------------
David C. Jones, 75     Chairman of the Board since July 1989
Sam Yau, 48            President and Chief Executive Officer since May 1995
Philip Maynard, 42     Vice President, Secretary and General Counsel since February 1994
Keith K. Ogata, 42     Vice President, Chief Financial Officer and Treasurer since April 1991

     Philip C. Maynard has been Vice President, Secretary and General Counsel of the Company since February 1994. Mr. Maynard was the General Counsel of Orchids Paper Products Company from February 1993 to January 1994, Chief Executive Officer and a director of McClellan Development from April 1989 to May 1992 and a principal and a director of McClellan Development until February 1993. He also was the General Partner of the law firm of Urland, Morello, Dunn & Maynard from February 1985 to April 1989.

     Keith K. Ogata has been Vice President, Chief Financial Officer and Treasurer of the Company since April 1991. Mr. Ogata also was Vice President and Treasurer of the Company from April 1989 to April 1991, and Treasurer since January 1987.

     Background information concerning Messrs. Jones and Yau is set forth under "Board of Directors and Executive Officers -- Current Directors."

     All officers of the Company serve at the pleasure of the Board of Directors.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following information is furnished with respect to ownership of shares of the Company's common stock (which is the only class of stock of the Company outstanding) beneficially owned, as of May 12, 1997, together with the percentage of the outstanding shares which such ownership represents, by (i) each beneficial owner of more than 5% of the outstanding shares of common stock of the Company, (ii) each current director, (iii) each Named Executive Officer (as defined under "Executive Compensation") and (iv) all current directors and executive officers of the Company as a group. The persons named on the following table have sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares owned by them unless otherwise indicated. Beneficial ownership includes any shares the individual has the right to acquire within 60 days following May 12, 1997, through the exercise of any stock option or other right. As of May 12, 1997, there were 35,853,545 issued and outstanding shares of Common Stock of the Company, not including treasury shares or shares issuable on exercise of options or conversion of debentures.

                                                                                  AMOUNT
                                                                                    AND
                                                                                 NATURE OF
     NAME OF INDIVIDUAL OR ENTITY                                                BENEFICIAL     PERCENT
     OR NUMBER OF PERSONS IN GROUP             POSITION WITH THE COMPANY         OWNERSHIP(1)   OF CLASS
---------------------------------------   ------------------------------------   ---------      --------
Westport Asset Management, Inc.                                                  4,856,700(2)     13.5%
Denver Investment Advisors LLC                                                   4,521,975(3)     12.6%
Richard C. Blum & Associates, L.P. and
  Richard C. Blum & Associates, Inc.                                             2,603,305(4)      7.3%
Richard C. Blum                           Director                               2,625,471(5)      7.3%
David Bonderman                           Director                                  73,841(6)      *
David R. Dukes                            Director                                   4,617         *
Leonard W. Jaffe                          Director                                  27,326         *
David C. Jones                            Chairman of the Board                     95,201         *
Michael R. Klein                          Director                                  27,326         *
Paul B. MacCready                         Director                                  15,326         *
Frederic V. Malek                         Director                                  36,379(7)      *
John J. McNaughton                        Director                                  31,544         *
William D. Walsh                          Director                                  24,240         *
Sam Yau                                   President, Chief Executive Officer
                                          and Director                           1,231,573         3.3%
Philip C. Maynard                         Vice President, Secretary and
                                          General Counsel                           68,443         *
Keith K. Ogata                            Vice President, Chief Financial
                                          Officer and Treasurer                    162,906         *
All Current Directors and Executive
  Officers as a Group (13 persons)                                               4,424,193(1)    11.9%

---------------

 *  Less than 1%.

(1) The shares listed in the table include the following stock options exercisable on or within 60 days after May 12, 1997: Mr. Blum -- 15,000 shares; Mr. Bonderman -- 9,000 shares; Mr. Dukes -- 2,500 shares; Mr. Jaffe -- 15,744 shares; Mr. Jones -- 63,750 shares; Mr. Klein -- 13,000 shares; Mr. MacCready -- 11,000 shares; Mr. Malek -- 15,744 shares; Mr. McNaughton -- 9,000 shares; Mr. Walsh -- 15,744 shares; Mr. Yau -- 961,114 shares; Mr. Maynard -- 47,500 shares; Mr. Ogata -- 121,906 shares; and all Directors and officers as a group -- 1,259,335 shares.

     The shares listed in the table also include the following debentures convertible into Common Stock of the Company: (a) 4,000 shares issuable on conversion of 6 1/2% Convertible Subordinated Debentures due 2011 (the "Company Debentures") owned by Mr. Jaffe; (c) 4,000 shares issuable on conversion of

     Company Debentures owned by Mr. Jones; and (d) 6,000 shares issuable on conversion of Company Debentures owned by Mr. Ogata. All current directors and officers as a group hold Company Debentures convertible into an aggregate of 14,000 shares.

(2) According to a Schedule 13G dated February 13, 1997, and filed with the SEC, Westport Asset Management, Inc., 253 Riverside Avenue, Westport, Connecticut 06880 ("Westport") has sole voting and dispositive power over 318,400 shares and shared voting and dispositive power over 4,538,300 shares. From the
    Schedule 13G, it appears that the 4,538,300 shares are held in discretionary accounts managed by Westport, while the 318,400 shares are beneficially owned by officers and stockholders of Westport. Westport disclaims beneficial ownership of such shares and disclaims the existence of a group.

(3) According to a Schedule 13G dated February 10, 1997, and filed with the Securities and Exchange Commission ("SEC"), Denver Investment Advisors LLC, 1225 17th Street, 26th Floor, Denver, Colorado 80202 has sole voting power over 2,989,775 shares and sole dispositive power over 4,521,975 shares.

(4) Richard C. Blum & Associates, L.P. ("RCBA L.P."), 909 Montgomery Street, Suite 400, San Francisco, California 94133, holds 15,478 shares directly and is the sole general partner in the following partnerships, which hold the specified number of shares: (a) BK Capital Partners II, L.P., 355,601 shares; (b) BK Capital Partners III, L.P., 425,700 shares; (c) BK Capital Partners IV, L.P., 20,900 shares; and (d) BK-NEC, L.P., 368,556 shares. In addition, RCBA L.P. is investment adviser to The Common Fund, which holds 1,417,070 shares. Richard C. Blum & Associates, Inc. ("RCBA Inc."), also at 909 Montgomery Street, Suite 400, San Francisco, California 94133, is the sole general partner of RCBA L.P. RCBA L.P. and RCBA Inc. each disclaims beneficial ownership of all securities reported in the table, except to the extent of its pecuniary interest therein.

(5) Mr. Blum, the Chairman of the Board and substantial shareholder of RCBA Inc., directly owns 22,166 shares (including 15,000 shares issuable upon the exercise of stock options). Of the securities listed in the table, 2,603,305 shares also are reported in the table as indirectly owned by RCBA L.P. and RCBA Inc. (see fn. 4 above). Mr. Blum disclaims beneficial ownership of all securities reported in the table except to the extent of his pecuniary interest therein.

(6) Incudes 60,515 shares held by Bonderman Family Limited Partnership, of which Mr. Bonderman is the general partner.

(7) Excludes Mr. Malek's 1.308% interest in BK Capital Partners II, L.P., which owns 355,601 shares of Common Stock (see fn. 4 above).

               THE BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD

     The Board of Directors is responsible for the overall affairs of the Company. During the fiscal year ended December 31, 1996, the Board of Directors met five times.

     To assist it in carrying out its duties, the Board of Directors has delegated certain authority to the following five committees: the Executive Committee, the Compensation and Option Committee, the Audit Committee, the Education and Technology Committee and the Nominating Committee. Members of each standing committee are appointed by the Board of Directors at its organizational meeting following each annual meeting of stockholders. The following sets forth information concerning each committee, including membership as of December 31, 1996:

     The Executive Committee was comprised of Messrs. Jaffe (Chairman), Blum, Jones, McNaughton and Yau. The Executive Committee exercises the power of the Board of Directors (except for certain powers that by law may only be exercised by the full Board) in monitoring the management of the business between meetings of the Board of Directors. The Executive Committee held ten meetings during 1996.

     The Compensation and Option Committee, which held five meetings during 1996, was comprised of Messrs. Walsh (Chairman), Blum, Jaffe and Malek. The Compensation and Option Committee reviews and recommends the salaries and bonuses of officers and certain key employees of the Company, establishes compensation and incentive plans, authorizes and approves the granting of stock options and restricted stock in accordance with the Company's stock option and incentive plans, and determined other fringe benefits.

     The Audit Committee was comprised of Messrs. Klein (Chairman), Bonderman, Jaffe and Dukes. The Audit Committee recommends engagement of the Company's independent accountants and is primarily responsible for approving the services performed by the Company's independent accountants and for reviewing and evaluating the Company's accounting principles and its system of internal controls. The Audit Committee held two meetings during 1996.

     The Education and Technology Committee, which met one time during 1996, was comprised of Messrs. MacCready (Chairman), Jones, McNaughton, Yau, Dukes and Klein. The Education and Technology Committee examines the application of the latest technologies to the Company's business.

     The Nominating Committee makes recommendations to the Board of Directors regarding the composition of the Board of Directors and the selection of individual candidates for election to the Board of Directors. The committee comprised of Messrs. Malek (Chairman), Jones, MacCready and, effective June 1996, Walsh, and met for one formal meeting during 1996. Nominees may be recommended by stockholders and should be submitted to the Secretary of the Company for consideration by the Nomination Committee.

     No incumbent director attended fewer than 75% of the aggregate 1996 meetings of the Board of Directors and meetings of the committees of the Board on which he served, except for Mr. Bonderman, who attended three of the five Board of Directors meetings and one of the two Audit Committee meetings.

     Directors' Fees and Benefits. The Company pays each of its directors who is not an employee of the Company an annual fee of $15,000. Pursuant to the Company's Amended and Restated 1991 Directors' Stock Option and Award Plan, such annual fee is paid in the form of Common Stock of the Company, valued at the fair market value of such Common Stock (in addition, $15,000 of the Chairman of the Board's annual salary is paid in Common Stock of the Company rather than in cash). In addition, each director who is not an employee of the Company receives $1,500 for each Board meeting attended. Nonemployee directors serving on the Executive Committee receive an additional $6,000 each year, but do not receive compensation for attending Executive Committee meetings. Nonemployee directors serving on Board committees other than the Executive Committee receive $1,000 for each committee meeting attended (unless the committee meeting is in conjunction with a Board meeting, in which case the Director receives $500 per committee meeting attended). Mr. Jaffe receives an additional $6,000 for serving as Vice Chairman of the Board and $6,000 for serving as Chairman of the Executive Committee; in addition, Mr. Jaffe receives a monthly automobile allowance of $500 (for an aggregate of $6,000 during 1996). Other committee chairmen receive an additional $3,000 each year. All directors are entitled to a $2,500 annual financial planning allowance.

     Under a supplemental benefit plan, the Company accrues a retirement benefit for each eligible director equal to the director's fees received for that year, subject to a maximum annual accrual of $25,000 for 1991 and future years, and a maximum annual accrual of $15,000 for 1990 and prior years (the "Retirement Accrual"); however, any director failing to attend in a calendar year at least 50% of the aggregate number of meetings of the Board of Directors and of committees on which he serves does not receive any Retirement Accrual for such year. Each director's Retirement Accrual vests at 20% per year starting from when a director first joins the Board of Directors, and fully vests after five years of service on the Board of Directors. Upon retirement from the Board of Directors, each director will be paid monthly installments totalling $25,000 annually until his vested Retirement Accrual is exhausted; however, if his vested Retirement Accrual is less than $125,000, it will be paid over five years. If a director dies prior to retirement, his beneficiary will receive the greater of $15,000 per year for ten years or the director's retirement benefit. If a director becomes disabled prior to retirement, the Company will pay him the retainer through the end of the elected term and thereafter will pay retirement benefits.

     All of the directors of the Company are eligible to participate in the supplemental benefit plan, except Messrs. Yau and McNaughton. Mr. McNaughton receives annual retirement payments from the Company based on his prior service as an executive officer of the Company.

     Under the Amended and Restated 1991 Directors' Stock Option and Award Plan, each eligible Director receives an initial stock option at fair market value to purchase 5,000 shares of the Company's common stock. The initial option vests and first becomes exercisable in two equal annual installments of 2,500 shares each, commencing one year from the date of grant. In addition, at the first regular Board meeting each calendar year through the year 2001, each eligible director receives a stock option at fair market value, exercisable in full one year from the date of grant, to purchase 2,000 shares of the Company's common stock; however, a director does not receive the annual option grant in the first year following receipt of the initial 5,000 share option grant if he received the initial grant at a meeting later than the first regular Board meeting of the prior calendar year.

     All of the directors of the Company are eligible to participate in the Amended and Restated 1991 Directors' Stock Option and Award Plan, except Mr. Yau. Mr. McNaughton became an eligible Director as of February 1, 1994. Reference is made to the Schedule 14D-9 (and Schedule I thereto) for a discussion of certain interests of directors in the Harcourt Merger Agreement.

                             EXECUTIVE COMPENSATION

     The following table sets forth certain summary information concerning compensation for the periods indicated therein of the Company's Chief Executive Officer and each of the other most highly compensated executive officers whose annual salary and bonus for the last fiscal year exceeded $100,000 (the "Named Executive Officers").

                                                                                 LONG-TERM
                                                                            COMPENSATION AWARDS
                                                                            --------------------
                                                      ANNUAL COMPENSATION              NUMBER OF
                                                      -------------------   RESTRICTED SECURITIES   ALL OTHER
                                                       SALARY                STOCK     UNDERLYING  COMPENSATION
         NAME AND PRINCIPAL POSITION           YEAR     (1)       BONUS      AWARDS     OPTIONS        (2)
---------------------------------------------  ----   --------   --------   --------   ---------   ------------
Sam Yau......................................  1996   $350,000   $262,500   $      0           0      $6,200
President and Chief Executive                  1995   $285,386   $218,750   $120,000   1,100,000           0
Officer (from May 8, 1995)
Keith K. Ogata...............................  1996   $195,049   $116,400   $      0           0      $6,200
Vice President, Chief Financial Officer        1995   $184,842   $148,812   $      0      96,000      $6,000
and Treasurer                                  1994   $171,789   $      0   $      0      23,000      $6,000
Philip C. Maynard............................  1996   $143,667   $ 85,800   $      0           0      $5,429
Vice President, Secretary and                  1995   $133,547   $127,750   $      0      60,000      $4,765
General Counsel (from February 1, 1994)        1994   $112,019   $      0   $      0      10,000      $    0
David C. Jones...............................  1996   $ 89,000   $      0   $ 15,000       2,000      $    0
Chairman of the Board                          1995   $ 96,861   $      0   $ 26,865      12,000      $    0
                                               1994   $104,000   $      0   $      0       7,000      $    0

---------------

(1) Amounts shown include cash and noncash compensation earned and received by executive officers as well as amounts earned but deferred at the election of these officers under the Company's 401(k) Retirement Plan.

(2) Consists of matching contributions made by the Company on behalf of such officers to the Company's 401(k) Retirement Plan.

OPTION GRANTS AND RELATED INFORMATION

     The following table sets forth information concerning stock option grants to the Named Executive Officers during the fiscal year ended December 31, 1996.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                                 POTENTIAL
                                                                                                REALIZABLE
                                                                                             VALUE AT ASSUMED
                                                                                                  ANNUAL
                                                      INDIVIDUAL GRANTS                       RATES OF STOCK
                                   -------------------------------------------------------         PRICE
                                   NUMBER OF    PERCENT OF TOTAL                             APPRECIATION FOR
                                   SECURITIES       OPTIONS                                   OPTION TERM (10
                                   UNDERLYING      GRANTED TO       EXERCISE    EXPIRATION       YEARS)(3)
                                    OPTIONS       EMPLOYEES IN     PRICE (PER      DATE      -----------------
            NAME (1)                GRANTED       FISCAL YEAR        SHARE)      (M/D/Y)       5%        10%
---------------------------------  ----------   ----------------   ----------   ----------   -------   -------
David C. Jones...................     2,000(2)         .72%         $ 10.375      2/13/06    $13,050   $33,070

---------------

(1) Messrs. Yau, Ogata and Maynard were not granted any options in 1996.

(2) These options are exercisable in full one year from the date of grant and become exercisable in full after a change of control of the Company.

(3) In accordance with Instruction 6 to Item 402(c) of Regulation S-K promulgated under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, stock price appreciation has been calculated using a base price of the per share exercise price for each option, which exercise price equals the average closing price for the Company's Common Stock for the ten trading days prior to the date of grant. Annual 5% and 10% appreciation represents the following per share increases: from $10.375 per share to $16.90 (5%) and $26.91 (10%).

                                   TABLE III

                      AGGREGATED OPTION EXERCISES IN LAST
                 FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

                                                                     NUMBER OF                     VALUE OF
                                                               SECURITIES UNDERLYING       UNEXERCISED IN-THE-MONEY
                                    NUMBER OF                   UNEXERCISED OPTIONS               OPTIONS AT
                                     SHARES                    AT DECEMBER 31, 1996          DECEMBER 31, 1996(1)
                                   ACQUIRED ON    VALUE     ---------------------------   ---------------------------
              NAME                  EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
---------------------------------  -----------   --------   -----------   -------------   -----------   -------------
Sam Yau..........................          0     $      0     863,891        236,109      $10,582,665    $ 2,892,335
Keith K. Ogata...................     42,250     $424,256     104,656         42,250      $ 1,107,632    $   466,650
Philip C. Maynard................      8,750     $143,578      41,250         20,000      $   412,422    $   230,625
David C. Jones...................          0     $      0      56,750         13,250      $   632,138    $   133,625

---------------

(1) Based upon the difference between the closing price on the New York Stock Exchange on December 31, 1996 of $15.25 and the option exercise price.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

     Section 16(a) of the Exchange Act requires the Company's directors and executive officers and persons who own more than ten percent of the Shares to file with the Commission initial reports relating to beneficial ownership and reports of changes in beneficial ownership of such Shares. Copies of these reports must also be furnished to the Company. Based solely on a review of copies of such reports furnished to the Company and on written representations from the reporting persons, the Company believes that all applicable Section 16(a) reporting requirements were complied with in the fiscal year ended December 31, 1996.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS

     The Company's Compensation and Option Committee for the fiscal year ended December 31, 1996 was comprised of Messrs. Walsh (Chairman), Blum, Jaffe and Malek. There are no interlocking relationships between any executive officers of the Company and any entity whose directors or executive officers serve on the Board of Directors or the Compensation and Option Committee.

     Mr. Blum is the Chairman of Richard C. Blum & Associates, L.P. ("RCBA L.P.") and is a substantial stockholder of Richard C. Blum & Associates, Inc. ("RCBA Inc."). Mr. Blum, RCBA L.P. and RCBA Inc. are deemed beneficial owners of more than 5% of the Company's outstanding Common Stock (see "Security Ownership of Certain Beneficial Owners and Management" above). In the past, RCBA L.P. has provided consulting and investment banking services on behalf of the Company, including its subsidiaries, on a variety of strategic issues relating to enhancement of stockholder values. For example, RCBA L.P. was actively involved in the public offering of SVPC in 1993 for which RCBA L.P. was paid a fee of $393,000. RCBA L.P. did not provide any compensable services to the Company (or any of its subsidiaries) in fiscal year 1996.